

April 19, 2013

Via E-Mail

David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark
15 Queen's Road, Central
Hong Kong

> **Re:** **Schedule 13E-3**
> **Filed June 10, 2011 by WSP Holdings Limited, WSP OCTG**
> **GROUP Ltd., JM OCTG GROUP Ltd., Mr. Longhua Piao, Expert**
> **Master Holdings Limited, UMW China Ventures (L) Ltd., UMW**
> **Petropipe (L) Ltd., UMW Holdings Berhad, Mr. Jubao Xie, and**
> **H.D.S. Investments LLC**
> **File No. 005-83618**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Please ensure that all filing persons sign the Schedule 13E-3.

Proxy Statement

Cover Page

2.   Please tell us why you state that JPMorgan Chase Bank as the ADS depositary will "endeavor" to vote the shares it holds at the extraordinary general meeting. Why is the ADS depositary not committed to voting the shares?

Summary Term Sheet

Position of the Buyer Group as to Fairness, page 8

3.   You disclose in the first sentence that each member of the buyer group "may be deemed" to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons "are" deemed to be affiliates of the company. Make a similar revision in the first sentence of the last paragraph on page 40.

Special Factors

4.   Provide the disclosure required by Item 1013(a) of Regulation M-A with respect to the company. In this respect, ensure that each filing person discloses why it is undertaking the going private transaction *at this time*.

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 34

5.   Please revise this section and the disclosure providing the reasons for entering into the transaction for each filing person to explain why each filing person has engaged in the going private transaction *at this time*. See Item 1013(c) of Regulation M-A.

6.   Please revise the first bullet point on page 34 to explain what about the company's "business, financial condition, results of operations, prospects and competitive position" the special committee and the board found supportive of their fairness determination.

7.   Please address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than Parent, Merger Sub, the Rollover Shareholders and their affiliates, rather than all security holders unaffiliated with the company.

8.   We note that the board of directors adopted the special committee's analysis and conclusions in making its fairness determination. We also note that the special committee considered the Houlihan Lokey analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Houlihan Lokey's analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure

responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

9.   Revise your disclosure to describe how the negative factors described on pages 37-38 affected the special committee's and the board of directors' fairness determination.

Position of the Buyer Group as to the Fairness of the Merger, page 40

10.   Revise your disclosure to describe how the negative factors described in the first paragraph after the bullet points on page 42 affected Buyer Group's fairness determination.

Certain Financial Projections, page 43

11.   Please disclose the full set of financial projections made available to Houlihan Lokey instead of a summary as you indicate on page 43. Be sure to include the projections for fiscal year 2012 as provided to Houlihan Lokey on February 7, 2012.

12.   We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Opinion of the Special Committee's Financial Advisor, page 45

13.   Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, revenue and estimated revenue information for each comparable company that is the basis for the multiples disclosed on page 51 with respect to the Selected Companies analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 52 with respect to the Selected Transactions analysis, (iii) the company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

14.   With respect to the Illustrative Discounted Cash Flow analysis, revise your disclosure to show how Houlihan Lokey arrived at the range of present values from the projected financial data. Also, disclose the bases for Houlihan Lokey's use of perpetuity growth rates of 4.5% to 5.5% and discount rates of 13.5% to 15.5%.

15.   Please revise the section to describe the presentations by Houlihan Lokey dated February 27 and April 25, 2012. See Item 1015(b)(6) of Regulation M-A.

Financial Information, page 94

16.   Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions